

June 12, 2014

<u>Via E-mail</u>
Mr. Terrence J. Lillis
Executive Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

  Re: Principal Financial Group, Inc
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 12, 2014
     File No. 001-16725

Dear Mr. Lillis:

  We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>12. Employees and Agent Benefits</u>
<u>Assumptions, page 147</u>

1. The discount rate for your defined benefit obligation increased from 4% for the year ended December 31, 2012 to 4.9% for the year ended December 31, 2013 whereas the discount rate for your net periodic benefit cost decreased from 5.15% for the year ended December 31, 2012 to 4% for the year ended December 31, 2013. Please provide us an analysis of why the discount rates changed in an inverse proportion and why you believe the rates used are reasonable.

Mr. Terrence J. Lillis
Principal Financial Group, Inc.
June 12, 2014
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                /s/ Jim B. Rosenberg

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant